UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Landsea Homes Corporation

(Name of Subject Company (Issuer))

Lido Merger Sub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Lido Holdco, Inc.

(Name of Filing Person (Offeror))

The New Home Company Inc.

(Name of Filing Person (Offeror))

Apollo Management IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number of Class of Securities)

Lido Merger Sub, Inc.

c/o The New Home Company Inc.

18300 Von Karman Ave, Suite 1000

Irvine, California 92612

Attention: Miek Harbur

Telephone: (949) 382-6525

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brian P. Finnegan

Luke R. Jennings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer (the “Offer”) by Lido Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Lido Holdco, Inc., a Delaware corporation (“Parent”), The New Home Company Inc., a Delaware corporation (“New Home”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”), for all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “common stock”), of Landsea Homes Corporation (“Landsea Homes”), pursuant to an Agreement and Plan of Merger, dated as of May 12, 2025 (the “Merger Agreement”), by and among Landsea Homes, Parent and Merger Sub.

Forward-Looking Statements

This communication includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. No assurance can be provided to investors that future developments affecting New Home or Landsea Homes will be those that have been anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Landsea Homes’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from Landsea Homes’ ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in Landsea Homes’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov, and other filings that Landsea Homes may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the assumptions prove incorrect, the actual results of New Home or Landsea Homes may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. Factors or events that could cause New Home or Landsea Homes’ actual results to differ may emerge from time to time, and it is not possible to predict all of them. Each of New Home and Landsea Homes does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Important Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Landsea Homes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Landsea Homes’ common stock. The solicitation and offer to buy shares of Landsea Homes’ common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Landsea Homes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LANDSEA HOMES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Landsea Homes’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Landsea Homes’ Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on Landsea Homes’ website at www.landseahomes.com.

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(A)	Joint Press Release, dated May 12, 2025

(a)(5)(B)	Letter to Customers

(a)(5)(C)	Letter to Brokers

(a)(5)(D)	Letter to Vendors and Suppliers